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                                                                     EXHIBIT 12

                          [LETTERHEAD OF
                       GOLDMAN, SACHS & CO.]

September 27, 1994


Board of Directors
Curtice-Burns Foods, Inc.
90 Linden Place, P.O. Box 681
Rochester, NY 14603

Gentlemen and Madame:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Class B Common Stock, par value $.99 per share
(the 'B Shares'), of Curtice-Burns Foods, Inc. (the 'Company') of the
$19.00 per B Share in cash (the 'Pro-Fac Offer') proposed to be paid by Pro-Fac Cooperative, Inc. ('Parent') in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of September 27, 1994 among Parent, PF Acquisition Corp., a wholly-owned subsidiary of Parent ('Sub'), and the Company (the 'Agreement'). The Agreement provides for a tender offer (the 'Tender Offer') for all of the issued and outstanding B Shares and all of the issued and outstanding shares of Class A Common Stock, par value $.99 per share (the 'A Shares', and together with the B Shares, the 'Shares'), of the Company, pursuant to which Parent will pay $19.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Sub shall be merged with and into the Company (the 'Merger') and each outstanding Share (other than Shares already owned by Parent or Sub) will be converted into the right to receive $19.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. As you are aware, pursuant to an engagement letter dated February 1, 1993, we were engaged by Agway Inc. ('Agway'), the beneficial owner of approximately 99% of the issued and outstanding B Shares and approximately
14% of the issued and outstanding A Shares, to act as its financial advisors in connection with its consideration of financial alternatives with respect to its equity interest in the Company, including, among other things, a possible sale of the Company. Agway, in a letter to us dated November 11, 1993, consented to our engagement by the Company and agreed that it would not seek to be paid a higher price for its Shares than the price to be paid to the holders of all the other Shares, whether A Shares or B Shares.



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Curtice-Burns Foods, Inc.
September 27, 1994
Page Two


In connection with this opinion, we have reviewed, among other things, the Agreement; a recent draft of the Company's Solicitation/Recommendation Statement on Schedule 14D-9; the Agreement dated as of September 27, 1994 among Parent, Sub and Agway Holdings, Inc. ("Holdings"), under which Holdings has agreed to, among other things, tender all of its Shares pursuant to the Tender Offer; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the four fiscal years ended June 26, 1993 and the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 1994; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the A Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the food processing industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and, we have not been furnished with any such evaluation or appraisal. We are aware that another party has made a proposal (the 'Other Proposal') to acquire all of the issued and outstanding Shares for $20.00 per share in cash. The Board has determined to proceed with the Pro-Fac Offer after taking into account the material contingencies contained in the Other Proposal and the risk that the Other Proposal would not be consummated in a timely fashion, if at all, at a price per Share in excess of $19.00. Our opinion does not constitute a recommendation to any shareholder of the Company to tender their Shares pursuant to the Tender Offer or as to how such shareholder should vote on the proposed transaction or the Agreement. We are not opining on the allocation between the holders of A Shares and B Shares of the aggregate consideration to be paid to the holders of Shares in the Tender Offer and the Merger.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $19.00 per B Share in cash to be received by the holders of B Shares in the Tender Offer and the Merger is fair to such holders.

Very truly yours,


GOLDMAN, SACHS & CO.